Exhibit 4.15

LEASE AGREEMENT

This Commercial Lease Agreement (“Lease”) is made and entered into as of July 1, 2021, (“Effective Date”), by and between 2046 Lars, LLC (“Lessor”), and Grown Rogue Gardens, LLC an Oregon limited liability company (“Lessee”). Lessee and Lessor are sometimes collectively referred to herein as the “Parties” and each individually as a “Party.”

RECITALS

WHEREAS, Lessor controls approximately 20,000 square feet of industrial warehouse building with fenced yard and loading docks, located at 2046 Lars Way in Jackson County, Oregon, 97501 (the “Property”), as legally described on Exhibit A; and

WHEREAS, Lessee desires to lease the Property from Lessor, and Lessor desires to lease the Property to Lessee, subject to the terms and conditions set forth herein;

NOW THEREFORE, the Parties, intending to be legally bound, agree as follows:

Article 1

AGREEMENT TO LEASE

Lessor agrees to lease to Lessee, and Lessee hereby agrees to lease from Lessor, the Property, subject to the terms and conditions of this Lease.

Article 2

PREMISES

2.1 Description. Lessor hereby leases Property, together with all improvements located thereon, to Lessee, on the terms and conditions stated herein, (collectively the “Premises”). Any unidentified areas on the Property are reserved for the continued and exclusive use of Lessor and are excluded from this Lease.

2.2 Permitted Uses. Lessee will use the Premises to produce, process and make wholesale sales of marijuana under Oregon law and ancillary uses customarily associated with agricultural production (“Permitted Uses”). No other use may be made of the Premises without the prior written approval of Lessor, which shall not be unreasonably withheld, conditioned or delayed.

2.3 Compliance with Laws and Regulations. Lessee will comply with all applicable laws, ordinances, rules, and regulations of the United States, the State of Oregon, and all other government authorities with jurisdiction over the Premises, including but not limited to, local fire codes, zoning regulations, and occupancy codes; provided, however, that federal laws and regulations prohibiting the production, processing wholesaling and retailing of marijuana are expressly excluded from the legal requirements with which Lessee is required to comply herein. Lessee will promptly provide to Lessor copies of all communications to or from any government entity that relate to Lessee’s noncompliance, or alleged noncompliance, with any laws or other government requirements impacting the Premises.

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Article 3

TERM

3.1 Initial Term. The term of this Lease will commence on July 1, 2021 (the “Commencement Date”), and continue until June 31, 2026 (“Expiration Date”), unless sooner terminated under the terms of this Lease (“Lease Term”). Lessor has the right, but not the obligation to terminate this Lease, on December 31, 2021.

3.2 Extension Option. If the Lessee is not then in Default of this Lease (as defined in Article 8), Lessee will have the option, in its sole discretion, to extend the Initial Lease Term (“Extension Option”) as follows: (a) for two (2) five-year renewal terms on the same terms and conditions as herein except for Basic Rent, which will be as described in Section 4.1 (each, an “Extension Term”). An Extension Option may be exercised by written notice given to Lessor not less than 60 days, nor more than 270 days before the expiration of the Initial Lease Term or any Extension Term. Failure to exercise any Extension Option will terminate any subsequent Extension Option(s).

Article 4

RENT

4.1 Basic Rent Amount and Due Date.

(a) The base monthly rent (“Basic Rent”) during the Lease Term shall be $15,000 per month. Basic Rent will increase by 3% each year, starting on January 1, 2022.

(b) In the event Lessee exercises its Extension Option of the Lease under Section 3.2, Basic Rent will increase to $20,000 per month and increase 3% starting in the first year of the Extension Term and continuing for each year for the duration of the Extension Term.

4.2 Time and Place of Payments. Lessee will pay Lessor Basic Rent monthly, in advance, and on the first day of the month without abatement, deduction, or offset. Additional Rent will be paid on or before the due date. Payment of all Rent will be made to Lessor to the address set forth in Section 12.3.

4.3 Additional Rent. This Lease is a “triple net lease,” meaning that unless otherwise specifically provided herein, Lessee is responsible to pay all insurance, utilities, taxes, and other costs associated with the Premises. All amounts due hereunder in addition to the Basic Rent are deemed “Additional Rent.” Any reference to “Rent” herein includes Basic Rent and Additional Rent.

4.4 Taxes. Lessee agrees to pay, on or before the date they become due, all real property taxes, assessments, special assessments, user fees, and other charges, however named, that, after the Effective Date and before the expiration of this Lease, may become a lien or that may be levied by any state, county, city, district, or other governmental authority on the Premises, any interest of Lessee acquired under this Lease, or any possessory right that Lessee may have in or to the Premises by reason of its occupancy thereof, as well as all taxes, assessments, user fees, or other charges on all property, real or personal, owned or leased by Lessee in or about the Premises (collectively, “Taxes”), together with any other charge levied wholly or partly in lieu thereof. Taxes

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are considered Additional Rent under this Lease. Lessee may contest the validity of an assessment against the Premises as long as Lessee deposits with an escrow agent approved by Lessor, with irrevocable instructions to pay to the taxing authority on written instruction from Lessor, sufficient funds to satisfy any amount determined to be owing at the conclusion of the proceeding to contest the assessment. Not later than 14 days after the date any Tax is due, Lessee will provide Lessor with written proof that payment has been made, as required by this Section 4.4. If Lessee fails to pay Taxes before any delinquency, then, in addition to all other remedies set forth in this Section 4.4, Lessor will automatically have the right, but not the obligation, to pay the Taxes and any interest and penalties due thereon, any time after Lessor gives Lessee 5 days’ written notice that Taxes are past due and Lessee continues to fail to pay the past due Taxes within that 5-day period. Lessee will immediately reimburse Lessor for any sums so paid.

4.5 Operating Expenses and Utilities. Lessee will promptly pay any and all charges for gas, electricity, telephone, garbage, Internet, and all other charges for utilities or services that may be furnished directly to the Premises. Lessor has no responsibility to provide any utility services to the Premises that are not already in place. If additional services are required, Lessee will obtain Lessor’s permission for their installation, at Lessee’s sole cost and expense. Lessor will not unreasonably withhold such permission.

4.6 Late Charge. If Lessee fails to pay any Rent required under this Lease within 10 days after it is due, Lessor may elect to impose a late charge of 5-percent of the overdue payment. Lessor’s election not to impose a late charge in any instance will not be a waiver of Lessor’s other rights and remedies for the late payment nor of Lessor’s right to later charge and collect a late charge for the late payment or any other overdue amount. Acceptance of payment of a late charge by Lessor will not constitute a waiver of Lessee’s default with respect to the overdue amount in question, nor will it prevent Lessor from exercising any other rights or remedies granted under this Lease, by law, or in equity. In addition to the late charge, all amounts of Rent past due will bear interest at a “Delinquency Rate” of 12 percent per annum, or the highest rate allowed by law, if it is less, from the due date until paid in full.

4.7 Time and Place of Payments. Lessee will pay Lessor Basic Rent monthly, in advance, and on the fifth day of the month without abatement, deduction, or offset. Additional Rent will be paid on or before the due date. Payment of all Rent will be made to Lessor to the address set forth in Section 12.3 or such other place as Lessor may designate in accordance with the requirements of Section 12.3.

4.8 Acceptance of Rent. Lessor’s acceptance of a partial payment of Rent will not constitute a waiver of any Event of Default (defined in Section 8.1), nor will it prevent Lessor from exercising any of its other rights and remedies granted to Lessor under this Lease, by law, or in equity. Any endorsements or statements on checks of waiver, compromise, payment in full, or any other similar restrictive endorsement will have no legal effect. Lessee will remain in violation of this Lease and will remain obligated to pay all Rent due, even if Lessor has accepted a partial payment of Rent. Acceptance of a late but full payment of Rent (including Rent plus all interest due thereon at the Delinquency Rate) will constitute a waiver and satisfaction of that late payment, violation, or Default only and will not constitute a waiver of any other late payment, violation, or Default.

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Article 5

OBLIGATIONS

5.1 Repairs and Maintenance. The Lessee will maintain the Property in good condition and will not commit, permit, or suffer any waste of the Property. The Lessee will maintain the Property, improvements, and fixtures on the Property, including structures and fences, in as good a condition and repair as they were in at the commencement of this Lease, reasonable wear and tear excepted.

5.2 Alterations and Improvements. Lessee shall have the right to make additions, improvements and replacements of and to all or any part of the Property from time to time as Lessee may deem desirable, provided the same are made in a workmanlike manner and utilizing good quality materials (collectively, the “Alterations”).

5.3 Lessor Access to Premises. Subject to applicable law governing the Permitted Uses, Lessor and its respective agents have the right to enter the Premises for the purposes of: (a) confirming the performance by Lessee of all obligations under this Lease, (b) doing any other act that Lessor may be obligated or have the right to perform under this Lease, and (c) for any other lawful purpose. Such entry will be made on not less than 24 hours’ advance notice and during normal business hours, when practical, except in cases of emergency or a suspected violation of this Lease or the law.

5.4 Signs. Except as may be required by applicable law, Lessee will not erect, install, nor permit on the Premises any sign or other advertising device without first having obtained Lessor’s written consent,

5.5 Lessor Cooperation. Lessor agrees to cooperate with Lessee with respect to all governmental permits, licenses and approvals, including without limitation executing documents as may be required by the Oregon Liquor Control Commission.

Article 6

INSURANCE REQUIREMENTS

6.1 Lessee Insurance. Lessee shall procure and maintain property and casualty insurance (a) as reasonably necessary to restore the Property in good condition following termination of this Lease and (b) required under rules and regulations applicable to Lessee’s business. All policies shall name Lessor as an additional insured.

6.2 Lessor Insurance Lessor will obtain and keep in force a policy or policies of insurance in the name of Lessor, with loss payable to Lessor insuring loss or damage to the Property, Premises and any Lessor-owned improvements located thereon.

Article 7

TERMINATION OF LEASE

7.1 Termination. Upon termination of this Lease, Lessee will surrender the Premises to Lessor in good condition, ordinary wear and tear excepted. All repairs for which Lessee is responsible will be completed before the surrender.

7.2 Special Termination Rights. Either Lessor or Lessee shall have the right to terminate this Lease upon thirty (30) days written notice to the other party in the event that any of the following shall occur (each, a “Termination Event”): (a) the Permitted Uses become illegal due to any revocation or modification of applicable State or local law; and (b) governmental requirements and/or the enforcement of such governmental requirements change such that Lessee cannot operate its business from the Premises.

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7.3 Removal of Equipment. Upon the termination of the Lease, Lessee shall remove all of its equipment from the Property and restore the Property and Premises to good condition. Notwithstanding the foregoing, any fixtures installed on the Property shall become the property of Lessor and shall not be removed at the termination of the Lease, unless otherwise required by Lessor.

7.4 Right of First Offer and Refusal. In the event Lessor desires to sell the Property, it shall first approach Lessee and allow Lessee to make an offer for the purchase of the Property. In the event Lessor receives a bona fide offer from a third party to purchase the Property, it shall give Lessee 30 days to match such offer. In the event Lessee matches the offer from the third party, the Lessor and Lessee shall in good faith negotiate a purchase agreement for the Property.

Article 8

LESSEE DEFAULT

8.1 Events of Default. The following will constitute an “Event of Default” if not cured within the applicable cure period as set forth below:

(a) Default in Rent. Failure of Lessee to pay any Rent or other charge within 10 days after written notice from Lessor. However, Lessor will not be required to provide such notice more than 2 times in any calendar year. Thereafter, failure to pay Rent by the due date will be deemed an automatic Event of Default for which no additional notice or cure period need be granted.

(b) Default in Other Covenants. Failure of Lessee to comply with any term or condition or fulfill any material obligation of the Lease (other than the payment of Rent or other charges) within 20 days after written notice by Lessor specifying the nature of the default with reasonable particularity. If the default is of such a nature that it cannot be completely remedied within the 20-day period, Lessee will be in compliance with this provision if Lessee begins correction of the default within the 20-day period and thereafter proceeds with reasonable diligence and in good faith to effect the remedy as soon as practicable.

(c) Insolvency. An assignment by Lessee for the benefit of creditors; filing by Lessee of a voluntary petition in bankruptcy; adjudication that Lessee is bankrupt or the appointment of receiver of the properties of Lessee; the filing of an involuntary petition of bankruptcy and failure of the Lessee to secure a dismissal of the petition within 60 days after filing; or attachment of or the levying of execution on the leasehold interest and failure of the Lessee to secure discharge of the attachment or release of the levy of execution within 30 days.

8.2 Remedies on Default. If an Event of Default occurs, Lessor, at Lessor’s sole option, may terminate this Lease by notice, in writing, in accordance with Section 12.3. The notice may be given before or within any of the above-referenced cure periods or grace periods for default and may be included in a notice of failure of compliance, but the termination will be effective only on the expiration of the above-referenced cure periods or grace periods. If the Premises is abandoned by Lessee in connection with a default, termination may be automatic and without notice, at Lessor’s sole option.

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Article 9

LESSOR DEFAULT

9.1 Breach by Lessor

(a) Notice of Breach. Lessor will not be deemed in breach of this Lease unless Lessor fails within a reasonable time to perform an obligation required to be performed by Lessor. For purposes of this Section 9.1(a), a reasonable time will in no event be less than 20 days after receipt by Lessor, and any Lender whose name and address have been furnished to Lessee in writing for such purpose, of written notice specifying what obligation of Lessor has not been performed; however, a Lessor event of default will not occur if Lessor’s performance is commenced within the 20-day period and thereafter diligently pursued to completion.

(b) No Self-Help. In the event that neither Lessor nor any Lender of Lessor cures any breach within the applicable cure period, Lessee will be entitled to seek any of the remedies provided in Section 9.1(c) but will not be entitled to take self-help action.

(c) Remedies in the Event of a Lessor Default. If an uncured event of default is committed by Lessor, Lessee will be entitled to any remedies available at law or in equity for breach of lease; however, damages will be limited to Lessor’s interest in the Property unless caused by the gross negligence or intentional acts of the Lessor, its employees, agents, contractors or invitees.

Article 10

INDEMNITIES AND REIMBURSEMENT

Each Party agrees to defend (using legal counsel reasonably acceptable to Lessor, taking into account insurance defense requirements), indemnify, and hold harmless the other Party from and against any and all actual or alleged claims, damages, expenses, costs, fees (including but not limited to attorney, accountant, paralegal, expert, and escrow fees), fines, liabilities, losses, penalties, proceedings, and/or suits (collectively “Costs”) that may be imposed on or claimed against such Party, in whole or in part, directly or indirectly, arising from or in any way connected with (a) any act, omission, or negligence by the other Party or its partners, officers, directors, members, managers, agents, employees, invitees, or contractors; (b) any use, occupation, management, or control of the Premises or Property by indemnifying Party, whether or not due to such Party’s own act or omission; (c) any condition created in or about the Premises or Property by the indemnifying Party, including any accident, injury, or damage occurring on or about the Premises or Property during this Lease as a result of indemnifying Party’s use thereof; (d) any breach, violation, or nonperformance of any of indemnifying Party’s obligations under this Lease; or (e) any damage caused on or to the Premises or Property by Lessee’s use or occupancy thereof.

Article 11

ASSIGNMENT; SUBLEASE; ESTOPPELS

11.1 Assignment.

(a) Lessors Consent This Lease shall not, either voluntarily or by operation of law, sell, assign, or transfer this Lease or sublet the Premises or any part thereof, or assign any right to use the Premises or any part thereof (each a “Transfer”) without the prior written consent of Lessor, which consent shall not be unreasonably withheld, and any attempt to do so without such prior written consent shall be void and, at Lessor’s option, shall terminate this Lease. If Lessee requests Lessor’s consent to any

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Transfer, Lessee shall promptly provide Lessor with a copy of the proposed agreement between Lessee and its proposed transferee as Lessor may request. Lessor may withhold such consent unless the proposed transferee (i) is satisfactory to Lessor as to credit, managerial experience, net worth, character, and business or professional standing, (ii) is a person or entity whose possession of the Premises would not be inconsistent with Lessor’s commitments with other tenants or with the mix of uses Lessor desires at the Property, (iii) will occupy the Premises solely for the use authorized under this Lease, and (iv) expressly assumes and agrees in writing to be bound by and directly responsible for all Tenants obligations hereunder. Lessor’s consent to any such Transfer shall in no event release Lessee from its liabilities or obligations hereunder, including any renewal term, no relieve Lessee from the requirements of obtaining Lessor’s prior written consent to any further Transfer. Lessor’s acceptance of rent from any other personal shall not be deemed to be a waiver by Lessor of any provision of this Lease or consent to any Transfer. No modification, amendment, assignment, or sublease shall release Lessee, any assignee, or any guarantor of its liabilities or obligations under this Lease.

(b) Payment to Lessor and Termination of Lease

i.	Lessor may, as a condition to its consideration of any request for consent to a proposed Transfer, impose a fee in the amount of one-thousand five-hundred and No/100 Dollars ($1,500) to cover Lessors administrative expenses and Lessee shall also be responsible to promptly pay all Lessor’s reasonable legal fees and expenses in connection therewith. Such fee shall be (i) payable by Lessee upon demand, and (ii) retained by Lessor, regardless of whether such consent is granted.

ii.	If any such proposed Transfer provides for the payment of, or if Lessee otherwise receives, rent, additional rent, or other consideration for such Transfer that is in excess of the Rent and all other amounts Lessee is required to pay under this Lease (regardless of whether such excess is payable on a lump-sum basis or over a term), then in the event Lessor grants its consent to such proposed Transfer, Lessee shall pay Lessor the amount of such excess as it is received by Lessee. Any violation of this paragraph shall be deemed a material and non-curable breach of this Lease.

iii.	If Lessee proposes a sublease or assignment of the entire Premises, Lessor shall have the option to terminate this Lease and deal directly with the proposed sublease, assignee, or any third party with regard to the Premises

iv.	If Lessee is a corporation, an unincorporated association, a partnership, a limited partnership, or a limited liability company, the transfer, assignment, or hypothecation of any stock or interest in such entity in the aggregate in excess of fifty percent (50%) shall be deemed a Transfer of this Lease within the meaning and provisions of this Section 11.

11.2 Estoppel Certificate. Each Party agrees to execute and deliver to the other, at any time and within 10 days after written request, a statement certifying, among other things: (a) that this Lease is unmodified and is in full force and effect (or if there have been modifications, stating the modifications); (b) the dates to which Rent has been paid; (c) whether the other Party is in default in performance of any of its obligations under this Lease and, if so, specifying the nature of each such default; and (d) whether any event has occurred that, with the giving of notice, the passage of time, or both, would constitute a default and, if so, specifying the nature of each such event.

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Article 12

GENERAL PROVISIONS

12.1 Covenants, Conditions, and Restrictions. This Lease is subject and subordinate to the effect of any covenants, conditions, restrictions, easements, rights of way, and any other matters of record imposed on the Property and to any applicable land use or zoning laws or regulations.

12.2 Nonwaiver. Waiver by either Party of strict performance of any provision of this Lease will not be a waiver of or prejudice the Party’s right to require strict performance of the same provision in the future or of any other provision.

12.3 Notices. All notices required under this Lease will be deemed to be properly served when actually received or on the third business day after mailing, if sent by certified mail, return receipt requested, to the last address previously furnished by the Parties hereto. Notices shall be sent to the following addresses:

If to Lessor:	2046 Lars, LLC 2802 Oakridge Ave Central Point, OR 97502

If to Lessee:	Grown Rogue Gardens, LLC PO Box 1055 Jacksonville, OR 97530

The addresses to which notices are to be delivered may be changed by giving notice of the change in address in accordance with this Notice provision.

12.4 Governing Law. This Lease is governed by and will be construed according to the laws of the State of Oregon, without regard to its choice-of-law provisions. Any dispute arising out of or related to this Lease shall be resolved by binding arbitration in Jackson County, in front of a single arbitrator (who must be a member in good standing of the Oregon State Bar with no fewer than 10 years’ experience as a licensed attorney), in accordance with such arbitrator’s rules.

12.5 Survival. Any covenant or condition (including, but not limited to, environmental obligations and all indemnification agreements) set forth in this Lease, the full performance of which is not specifically required before the expiration or earlier termination of this Lease, and any covenant or condition that by its terms is to survive, will survive the expiration or earlier termination of this Lease and will remain fully enforceable thereafter.

12.6 Entire Agreement. This Lease, together with all exhibits attached hereto and by this reference incorporated herein, constitutes the entire agreement between Lessor and Lessee with respect to the leasing of the Premises.

12.7 Counterparts. This Lease may be executed in one or more counterparts.

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IN WITNESS WHEREOF, the Parties have executed this Lease to be effective as of the Effective Date.

LESSOR:	LESSEE:

2046 Lars, LLC	Grown Rogue Gardens, LLC

/s/ J. Obie Strickler	By:	/s/ Obie Strickler
Jesse Strickler		Name:	Obie Strickler
		Title:	President

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EXHIBIT A

Legal Description

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